

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 26, 2017

Xinghui Yang
Chief Executive Officer
Wah Fu Education Group Limited
Room 505 Building No.40, No.1 Disheng North Street
Economic and Technological Development Zone
Beijing, China 100176

     Re: Wah Fu Education Group Limited
              Draft Registration Statement on Form F-1
              Submitted September 29, 2017
              CIK No. 0001716770

Dear Mr. Yang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note references to third-party market data throughout the prospectus, including references to reports by China Research and Intelligence Co., Ltd. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing each statement with the underlying factual support. To the extent any reports have been prepared specifically for this filing, please file consents from those sources.

Prospectus Summary, page 1

2.   Please revise your disclosure in the beginning of the prospectus summary to clarify that the registrant, a British Virgin Islands holding company, does not directly own substantially all of your business operations in the PRC, and the business you are describing is the business of your variable interest entity.

Our Corporate History and Structure, page 3

3.   Please also provide an organization chart that shows the structure of the company upon completion of the offering. Please include, in both the pre-offering and post-offering organization charts, the percentage ownership of the registrant by River Business Limited and your other significant beneficial owners.

The Offering, page 7

4.   Please clarify your statement that you "will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China."

Use of Proceeds, page 40

5.   We note your plan to use the net proceeds of the offering to establish domestic and international branches and subsidiaries, etc. In light of your disclosures elsewhere regarding the restrictions on your ability to use the proceeds of this offering and to capitalize PRC operations, please disclose the estimated net proceeds that you will actually be able to use in the PRC for each purpose described.

Enforceability of Civil Liabilities, page 47

6.   We note your disclosure that substantially all of your operations and assets are located outside of the United States and most of your directors and executive officers are nationals or residents of jurisdictions other than the United States. To provide further context to your discussion of the enforceability of civil liabilities in the British Virgin Islands and the PRC, please disclose where your operations and assets are located and the nationalities and countries of residence of your directors and executive officers.

Corporate History and Structure, page 48

7.   Please disclose that, if your PRC affiliated entities and their shareholders, Mr. Xinghui Yang and Mr. Yang Yu, fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further disclose that, if you are unable to maintain effective control, you would not be able to continue to consolidate the affiliated entities' financial results with your financial results. Please disclose the percentage of

revenues in your consolidated financial statements that are derived from your affiliated entities. Please disclose that you rely on dividends and other distributions paid to you by your PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary by your affiliated entities in China. Please disclose that you do not have unfettered access to your PRC subsidiary's and affiliated entities' revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. Please disclose the amount of fees paid to your PRC subsidiary from your affiliated entities and the amount of dividends you have received from your PRC subsidiary in the last two fiscal years. Please disclose whether you expect these levels to continue in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

8.   Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, please discuss any material trends or uncertainties regarding the organic growth of your "B2B2C" revenue and your overall future business operations. Please refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

9.   Please revise and expand your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. Where there are material fluctuations individually or in the aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed.

10.   We note your attribution of revenue decreases for both of your segments over the past fiscal year to government expenditure control policies and the IPO of a major customer. Please provide more information regarding both of these circumstances. For example: does management expect that the reduction in customer spending as a result of the nationwide anti-corruption campaign will manifest in the present fiscal year and future fiscal years; why precisely did the China Publishing IPO cause Shanghai World Publications to execute fewer contracts with Wah Fu and; what is management's basis for concluding that technological development and operation services revenue will increase this fiscal year.

11.   Please discuss any steps management has taken or will take in order to improve revenue, gross profit, and income figures.

12.   Please provide more disclosures regarding your net cash used in investing activities during fiscal year 2017. Specifically, provide more information, including the identity of parties if they are affiliated with your WFOE, VIE, VIE subsidiaries, VIE control persons, etc., regarding the loan payments and the investment payments to "unconsolidated entities."

Trends and Factors Affecting Our Results of Operations, page 53

13.   Please discuss the factors affecting revenue for the fiscal year ending March 31, 2017. Clarify if the decline in revenue is indicative of a trend based upon your interim fiscal year 2018 results of operations. Please also discuss, for at least the current fiscal year, any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your results of operations or liquidity. Please see Item 5.D. of Form 20-F.

Cost of Revenue, page 55

14.   Please explain why you incurred a 7.5% increase in cost of revenue for online education services (mainly composed of salaries and related expenses and other cost of revenue) despite a 22% decline in the related revenues.

Regulations Relating to Private Education in the PRC
The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education, page 82

15.   Please disclose how you expect the amended Law for Promoting Private Education will impact your operations.

Online education service, page F-13

16.   With respect to your online education service, please disclose your refund/ cancellation policy if and when students withdraw or drop out prior to the month in which the subscribed courses terminate.

Segment Reporting, page F-26

17.   Please separately disclose revenues from your online education cloud service (B2B2C) and online training service (B2C) which are provided by your online education segment as reported on page 52. Refer to ASC 280-10-50-21(b).

18.   Please disclose each segment's measure of profit and loss and respective assets as prescribed in ASC 280-10-50-22, 25, 29 and 30.

<u>Signatures</u>

19.   We note that Xinghui Yang's designation as Principal Executive Officer. We also note your disclosure earlier regarding your "plan to engage a qualified CFO with comprehensive knowledge of U.S. GAAP and SEC reporting requirements." Please disclose who you will designate as Principal Financial Officer.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications